UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Vringo, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92911N104
(CUSIP Number)

Vringo, Inc.
44 West 28th Street, Suite 1414
New York, NY 10001
Attn: Ellen Cohl
Tel: (646) 525-4319
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92911N104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Medved
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 349,220
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 349,220
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, a $0.01 par value, of Vringo Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 44 West 28th Street, Suite 1414, New York, New York 10001.

Item 2. Identity and Background

 (a) Name – Jonathan Medved;

(b) Business address - 44 West 28th Street, suite 1414, New York, New York 10001;

(c) Present principal occupation or employment – CEO of Vringo, Inc.;

(d) During the last five years, Mr. Medved has not been convicted in a criminal proceeding (excluding possible traffic violations or similar misdemeanors);

(e) During the last five years, Mr. Medved was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and

(f) Citizenship - USA.

Item 3. Source and Amount of Funds or Other Consideration

On March 17, 2010, the Issuer granted the Reporting Person a stock option to purchase 400,000 shares of common stock, at an exercise price of $0.01 per share, which vest in three equal annual installments, commencing as of June 25, 2010.  In July 2011, the Reporting Person exercised the option in part and purchased 133,333 of the shares.  The purchase price for the shares was $1,333 which the Reporting Person paid with his personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock based on the Reporting Person's belief that such an investment represented an attractive investment opportunity.  The Reporting Person may purchase additional securities if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Other than as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or changes his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)	– (b) The responses to Items 7-13 of the cover page of this Schedule 13D are incorporated by reference.

(c ) Except as described in Items 3 and 4 of this Schedule, there have been no transactions effected with respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof,  by the Reporting Person.

(d) Except as described in Items 3 or 4 of this Schedule, the Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Reporting Person and any other person, with respect to the securities of the issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  August 22, 2011

Signature

Name/Title  Jonathan Medved,  CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)